UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

KINETIK HOLDINGS INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02215L209
(CUSIP Number)

Gautam Bhandari
ISQ Global Fund II GP, LLC
600 Brickell Avenue, Penthouse
Miami, Florida 33131-3067
Tel: (786) 693-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 02215L209		Page 2 of 6
1	NAMES OF REPORTING PERSONS
ISQ Global Fund II GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,086,514 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,086,514 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,086,514 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 27,489,164 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.

(2)	Includes 1,600,867 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.

(3)
Percentage ownership calculated based on the sum of (i) 59,635,172 shares of Class A Common Stock outstanding as of March 7, 2024, based on information from the Issuer, and (ii) 27,489,164 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

SCHEDULE 13D
CUSIP No. 02215L209		Page 3 of 6
1	NAMES OF REPORTING PERSONS
I Squared Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,086,514 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,086,514 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,086,514 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	Includes 27,489,164 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.

(2)	Includes 1,600,867 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.

(3)
Percentage ownership calculated based on the sum of (i) 59,635,172 shares of Class A Common Stock outstanding as of March 7, 2024, based on information from the Issuer, and (ii) 27,489,164 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

SCHEDULE 13D
CUSIP No. 02215L209		Page 4 of 6
1	NAMES OF REPORTING PERSONS
ISQ Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,086,514 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,086,514 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,086,514 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	Includes 27,489,164 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.

(2)	Includes 1,600,867 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.

(3)
Percentage ownership calculated based on the sum of (i) 59,635,172 shares of Class A Common Stock outstanding as of March 7, 2024, based on information from the Issuer, and (ii) 27,489,164 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

SCHEDULE 13D
CUSIP No. 02215L209		Page 5 of 6
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

The Amendment No. 8 to Schedule 13D (“Amendment No. 8”) is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Kinetik Holdings Inc., a Delaware corporation formerly known as Altus Midstream Company (the “Issuer”). The principal executive offices of the Issuer are located at 2700 Post Oak Boulevard, Suite 300, Houston, Texas 77056. This Amendment No. 8 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2022 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed with the SEC on May 19, 2022, Amendment No. 2, filed with the SEC on August 19, 2022, Amendment No. 3, filed with the SEC on November 21, 2022, Amendment No. 4, filed with the SEC on February 21, 2023, Amendment No. 5, filed with the SEC on May 19, 2023, Amendment No. 6, filed with the SEC on August 18, 2023, and Amendment No. 7, filed with the SEC on November 27, 2023 (collectively, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings previously defined in the Schedule 13D. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 7, 2024, pursuant to the terms of the DRIP Agreement and the Mandatory DRIP, the Reporting Persons acquired 605,064 shares of Class A Common Stock with a value of approximately $34.0739 per share in lieu of cash dividends. This transaction was exempt from reporting under Section 16(a) of the Act pursuant to Rule 16a-11 under the Act.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 8 is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 34,086,514 shares of Class A Common Stock, which represents approximately 39.2% of the Class A Common Stock outstanding, as calculated pursuant to Rule 13d-3(d)(1)(i) under the Act. This amount consists of (i) 4,996,483 shares of Class A Common Stock, (ii) 27,489,164 Common Units and an equal number of paired shares of Class C Common Stock, which together may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis (or, at the Partnership’s option, an equivalent amount of cash), and (iii) 1,600,867 shares of Class A Common Stock which the Reporting Persons may acquire under the terms of the Contribution Allocation Agreement.

Each of the Reporting Persons may be deemed to have shared, not sole, power to vote or to direct the vote, and shared, not sole, power to dispose or to direct the disposition, of the 34,086,514 shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

The percentage ownership reported herein is calculated based on the sum of (i) 59,635,172 shares of Class A Common Stock outstanding as of March 7, 2024, based on information from the Issuer, and (ii) 27,489,164 shares of Class A Common Stock issuable to the Reporting Persons upon redemption of the Common Units and corresponding shares of Class C Common Stock owned by the Reporting Persons, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

In discussing certain agreements and arrangements in Item 4 of the Schedule 13D, the Reporting Persons (including through certain of their affiliates) describe arrangements involving Blackstone and Apache and certain of their respective affiliates. However, neither the filing of the Schedule 13D (including this Amendment No. 8) nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Act with such other persons. Each Reporting Person disclaims being a member of a “group” with Blackstone, Apache and/or their respective affiliates and further disclaims beneficial ownership of the shares of Class A Common Stock that may be deemed to be beneficially owned by such persons.

(c) The response to Item 3 of this Amendment No. 8 is hereby incorporated by reference herein. Except as set forth in Item 3 of this Amendment No. 8, none of the Reporting Persons has effected any transaction in Class A Common Stock in the past 60 days.

SCHEDULE 13D
CUSIP No. 02215L209		Page 6 of 6
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2024

ISQ Global Fund II GP, LLC

By:	/s/ Gautam Bhandari
Name: Gautam Bhandari
Title: Director

I Squared Capital, LLC

By:	ISQ Holdings, LLC, its managing member

By:	/s/ Gautam Bhandari
Name: Gautam Bhandari
Title: Manager

ISQ Holdings, LLC

By:	/s/ Gautam Bhandari
Name: Gautam Bhandari
Title: Manager